March 21, 2025

Rukmini Sivaraman
Chief Financial Officer
Nutanix, Inc.
1740 Technology Drive, Suite 150
San Jose, CA 95110

       Re: Nutanix, Inc.
           Form 10-K for the fiscal year ended July 31, 2024
           Form 8-K furnished on February 26, 2025
           File No. 001-37883
Dear Rukmini Sivaraman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting Our Performance
Customer Acquisition, Retention and Expansion, page 71

1. We note in your year end and quarterly earnings calls you frequently disclose and discuss net dollar-based retention rate, or NRR, both in the planned remarks and in
       response to analysts    questions. As you appear to use this measure to
manage and
       monitor your business and believe it is useful information to investors, please revise to disclose NRR for each period presented. Ensure your disclosures include a clear definition of the measure and how it is calculated and include a draft of your proposed revisions in your response. Refer to SEC Release 33-10751.
 March 21, 2025
Page 2
Consolidated Financial Statements
Note 2. Revenue, Deferred Revenue and Deferred Commissions, page 107

2. You disclose that contracted not recognized revenue was approximately $2.1 billion, of which you expect to recognize approximately 52% over the next 12 months and the remaining thereafter. Please revise to further explain when the remaining 48% will be recognized as revenue, on a quantitative basis using time bands that would be most appropriate or by using qualitative information. Please include proposed draft disclosure in your response. Refer to ASC 606-10-50-13b.
Form 8-K furnished on February 26, 2025
Exhibit 99.1, page 7

3. We note your measure of non-GAAP net income includes the income tax effect primarily related to stock-based compensation expense. However, it is unclear how such amount is calculated and how it results in an income tax expense that is commensurate with your non-GAAP measure of profit. Please advise or revise and include proposed revisions in your response. Refer to Non-GAAP C&DI Question 102.11.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology